BAKKEN RESOURCES, INC.
P.O. BOX 1839
HELENA, MT 5964

December 16, 2011

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Bakken Resources, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-1 Filed December 30, 2010

File No. 333-157564

Ladies and Gentleman:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Bakken Resources, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of its Post-Effective Amendment No.1 to Registration Statement on Form S-1, together with all exhibits thereto (“POS-AM”). The POS-AM was filed with the SEC on December 30, 2010.

No securities have been sold under the POS-AM or in connection with the offering. The Company requests that the SEC consent to this request on the grounds that it has no current intent to offer and sell registered shares of its capital stock and that withdrawal of the POS-AM is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the POS-AM. However, the Company requests, in accordance with Rule 457(p) of the Act, that all fees paid to the SEC in connection with the filing of the POS-AM be credited to the Company’s account for offset against the filing fee for any future registration statement.

Please send copies of any written order granting withdrawal of the POS-AM to the Company’s counsel, Wesley J. Paul, Esq., Paul Law Group, LLP, 41 Madison Avenue, 25th Floor, New York, New York, 10010.

Very truly yours,

BAKKEN RESOURCES, INC.

By: /s/ Val M. Holms
Val M. Holms
Chief Executive Officer